Direct Dial: 972-695-1003
Direct Fax: 972-695-1022
E-Mail Address:kkrzeminski@homeinteriors.com

July 14, 2005

Mr. George F. Ohsiek, Jr., Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Home Interiors & Gifts, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the quarterly period ended March 31, 2005
File No. 333-62021

Mr. Ohsiek:

     We have reviewed your additional correspondence dated June 7, 2005 and considered our phone conversations of June 20, 2005 and June 23, 2005, and offer you the following responses to your inquires. For your convenience, we have numbered our responses to correspond with the order of your inquiries, and have restated the text of each of your questions in italics within the body of our response:

1.	Please advise if any state laws are applicable to your company in regard to the repurchase and accounting treatment of your 12.5% Senior Convertible Preferred Stock in fiscal 2004. Absent state law supporting your accounting treatment please provide guidance that supports deducting dividends declared from additional paid in capital if you have a net deficit.

There are no known state laws that would impact the accounting treatment of the Preferred Stock repurchase.

On June 23, 2005, Brian Hermes, Senior Legal Counsel, and Karen Zambetti, Director of Corporate Governance, had a telephone call with Adam Phippen, Staff Accountant for the Securities and Exchange Commission. In that conversation, Mr. Phippen noted that after researching the facts of this matter, they were not able to find any precedence with a similar factual scenario. As a result, the SEC made the following proposal, based solely on the facts at issue in this situation:

•	On the Consolidated Statement of Shareholder’ Deficit, found on page F-5 of the 10-K for the fiscal year ended December 31, 2004, the SEC proposes that we debit the Accumuluated Deficit column by the

$45,103,000 entry that is currently presented in the APIC column and then add a line to reclassify the amount from the Accumulated Deficit column to the APIC column.

•	On Note 12, found on page F-21 of the 10-K for the fiscal year ended December 31, 2004, the SEC proposes that we add another line item to the Net income (loss) table applicable to common shareholders to further disclose that the Net Income is less the premium paid for the preferred stock deductions.

We will incorporate such comments into future filings.

2.	Tell us the covenant levels required as of March 31, 2005 and June 30, 2005 and the level achieved as of March 31, 2005. Tell us what specific covenants you are in danger of violating.

We will incorporate more prospective and detailed information regarding our covenant levels in future filings, where appropriate.

     If you have any further questions, please do not hesitate to contact me at the above referenced number.

Sincerely,
/s/ Keith S. Krzeminski

Keith S. Krzeminski Senior Vice President of Finance and CFO